SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-06706
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Badger Meter Employee Savings and Stock Ownership Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

REQUIRED INFORMATION
The Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan
Financial Statements and Additional Information
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, WI
We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2010 and reportable transactions for the year ended December 31, 2010 are presented for the purpose of addition analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
June 10, 2011
Milwaukee, Wisconsin

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits
December 31, 2010

	Unallocated	Allocated	Total

Assets:
Investments, at fair value	$5,436,891	$72,924,383	$78,361,274
Company contributions receivable	51,364	—	51,364
Interest and dividend receivable	—	25,659	25,659
Pending trades	—	57,232	57,232
Notes receivable from participants	—	1,304,408	1,304,408

Total assets	5,488,255	74,311,682	79,799,937

Liability:
Notes payable	(1,536,037)	—	(1,536,037)

Net assets available for benefits, at fair value	3,952,218	74,311,682	78,263,900

Adjustment from fair value to contract value for interest in guaranteed income contract relating to fully benefit-responsive contract	—	(1,992,118)	(1,992,118)

Net assets available for benefits	$3,952,218	$72,319,564	$76,271,782

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits
December 31, 2009

	Unallocated	Allocated	Total

Assets:
Investments, at fair value	$4,377,936	$70,298,531	$74,676,467
Company contributions receivable	19,589	—	19,589
Interest receivable	—	27,699	27,699
Notes receivable from participants		1,204,015	1,204,015

Total assets	4,397,525	71,530,245	75,927,770

Liability:
Notes payable	(584,576)	—	(584,576)

Net assets available for benefits, at fair value	3,812,949	71,530,245	75,343,194

Adjustment from fair value to contract value for interest in guaranteed income contract relating to fully benefit-responsive contract	—	(1,505,474)	(1,505,474)

Net assets available for benefits	$3,812,949	$70,024,771	$73,837,720

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

	Unallocated	Allocated	Total

Additions:
Investment income:
Net appreciation in fair value of investments	$539,105	$4,259,373	$4,798,478
Interest	7	507,719	507,726
Dividends	53,878	505,263	559,141

Total investment income	592,990	5,272,355	5,865,345

Contributions:
Company	51,363	—	51,363
Roll over	—	77,654	77,654
Participants	—	3,005,351	3,005,351

Total contributions	51,363	3,083,005	3,134,368
Interest income from participant loans	—	57,179	57,179

Total additions	644,353	8,412,539	9,056,892

Deductions:
Benefits paid to participants	—	6,605,644	6,605,644
Interest expense	14,936	—	14,936
Loan fees	—	2,250	2,250

Total deductions	14,936	6,607,894	6,622,830

Allocation of shares	(490,148)	490,148	—

Net increase	139,269	2,294,793	2,434,062

Net assets available for benefits:

Balance at beginning of year	3,812,949	70,024,771	73,837,720

Balance at end of year	$3,952,218	$72,319,564	$76,271,782

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 1 Description of the Plan
General
The following description of Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan. The Plan has two components: a 401(k) savings component and a leveraged employee stock ownership plan (ESOP) component.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan purchased common shares of Badger Meter, Inc. (the “Company”) in the open market using proceeds from borrowings (Note 5). A term note from the Company became effective at September 23, 2010.
Eligibility
Substantially all domestic employees of the Company are eligible to participate in the Plan.
Contributions
Participants may elect to contribute up to 20% of their eligible compensation to the plan, subject to amounts allowable by the Code. Participants do not contribute to the ESOP component of the Plan.
The Company may make a discretionary matching contribution to the Plan. In order to be eligible to receive a Company match, a participant must be employed as of the last day of the plan year, retired within the year, or terminated employment during the plan year having attained age 55 with 5 years of service. The Company made a matching contribution to participant accounts in 2010 equal to 25% of the first 7% of participants’ compensation.
The Company may also make additional discretionary contributions to the Plan. Other discretionary contributions are allocated equally to all participants’ accounts. No other additional discretionary contributions were made by the Company to the Plan in 2010.
As fixed principal payments and interest payments are made by the Plan on the note payable (see Note 5), unallocated shares of the Company’s common stock, which serve as collateral on the note payable, are released and allocated to participant accounts. The fair value of the Company’s common stock as of December 31 is used to determine the fair value of the allocated shares. The Company is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest amounts.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and the Plan earnings. The Company’s discretionary contribution (excluding the matching contribution) is allocated equally to all participants. Plan earnings are allocated based on the participant’s account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 1 Description of the Plan (Continued)
Vesting
Participants are immediately fully vested in all amounts in their accounts.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, the participant’s account is distributed in a single lump sum. Distributions are generally made in the year following termination of service. At the participant’s option in certain circumstances, distributions can be delayed. Final distributions from the ESOP component of the Plan are made in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.
Withdrawals
A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2 or in the form of loans to the participant. The Plan defines financial hardship as expenses related to secondary education, unreimbursed medical expense, purchase of the participant’s principal residence or other financial need as allowed under IRS regulations. All withdrawals are subject to approval by the Plan Administrator.
Investment Options
The Plan provides for various investment options in mutual funds, common collective trusts, Company common stock and a guaranteed income contract. As of December 31, 2010, participants could select from nineteen investment options. Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund, which is a unitized fund comprised primarily of the Company’s common stock and a money market fund. Nonparticipant directed investments consist of the unallocated shares of Badger Meter, Inc. common stock (see Note 5). Information about changes in nonparticipant directed investments is presented in the unallocated portion of the Statement of Changes in Net Assets Available for Benefits.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.49 percent to 8.25 percent, which are commensurate with local prevailing rates at the time of the loan origination as determined quarterly by the Plan Administrator. Principal and interest is repaid ratably through monthly payroll deductions.
Loan maturities cannot exceed 60 months and are secured by the participant’s vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, as further defined in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and are subject to change in the near term.
Expenses
Expenses related to the administration of the Plan are paid by the Company. Investment expenses are paid by the Plan and reimbursed by the Company at its discretion. Loan fees are charged to the participant’s account requesting the loan.
Payment of Benefits
Benefits are recorded when paid.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies (Continued)
Risk and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Recent Accounting Pronouncements
During 2010, the Plan adopted Accounting Standards Update 2010-25 (ASU 2010-25), “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU 2010-25 requires defined contribution plans to classify loans to participants as notes receivable from participants. The classification of participant loans as notes receivables acknowledges that participant loans are unique from other investments, and measuring participant loans at their unpaid principal balance plus any accrued but unpaid interest is more meaningful to users of financial statements rather than measuring participant loans at fair value. A reclassification of the 2009 participant loans from investments to notes receivable from participants was made due to the adoption of ASU 2010-25.
Subsequent Events
Subsequent events have been evaluated through June 10, 2011, the date the financial statements were issued.
Effective January 2011, the Company froze its pension plan for its non-union participants and formed a new feature within this Plan into which each employee will receive a similar benefit. The first contributions will be for 2011, and therefore, there is no effect on the presented amounts.
Note 3 Fair Value Measurements
Accounting Standards Codification 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)
Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares. Shares of the Badger Meter, Inc. common stock are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. Common collective trusts with underlying investments in fully benefit-responsive investment contracts are stated at the fair value of the underlying investments adjusted by the issuer to contract value. The fair value of the guaranteed interest contract is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.
The following summarizes the Plan’s investments, set forth by level within the fair value hierarchy, on a recurring basis as of December 31:

			Fair Value
		Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2010	Fair Value	(Level 1)	(Level 2)	(Level 3)

Small cap equity funds	$8,094,217	$8,094,217	$—	$—
Mid cap equity funds	2,978,556	2,978,556	—	—
Large cap equity funds	2,867,041	2,867,041	—	—
International equity funds	2,170,935	2,170,935	—	—
Other equity funds	780,212	780,212	—	—
Fixed income securities	4,216,798	4,216,798	—	—
Common stock	29,631,557	29,631,557	—	—
Common collective trusts	7,939,421	—	7,939,421	—
Guaranteed income contract	19,682,537	—	—	19,682,537

Total	$78,361,274	$50,739,316	$7,939,421	$19,682,537

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)

			Fair Value
		Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2009	Fair Value	(Level 1)	(Level 2)	(Level 3)

Small cap equity funds	$6,161,529	$6,161,529	$—	$—
Mid cap equity funds	2,572,681	2,572,681	—	—
Large cap equity funds	2,529,264	2,529,264	—	—
International equity funds	2,099,776	2,099,776	—	—
Other equity funds	817,032	817,032	—	—
Fixed income securities	3,887,460	3,887,460	—	—
Common stock	30,569,615	30,569,615	—	—
Common collective trusts	7,425,978	—	7,425,978	—
Guaranteed income contract	18,613,132	—	—	18,613,132

Total	$74,676,467	$48,637,357	$7,425,978	$18,613,132

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)
A summary of changes in the fair value of the Plan’s Level 3 assets is as follows:

Guaranteed
Income
Year Ended December 31, 2010	Contract

Beginning balance	$18,613,132

Total gains or losses (realized and unrealized included in changes in net assets available for benefits)	—

Dividend income	507,719

Purchases, sales, issuances, settlements (net)	561,686

Ending balance	$19,682,537

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.
Note 4 Investments
Investment Contract with Insurance Company
The Plan entered into a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed income contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the guaranteed income contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
This contract is an unallocated insurance contract, which is credited each January 1 and July 1 for interest earned. The average yields for 2010 and 2009 were 3.05% and 3.28%, respectively. The interest rates earned as of December 31, 2010 and 2009 were 3.05% and 3.20%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Administrator or other Plan Administrator events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 4 Investments (Continued)
Investments
During 2010, the Plan’s investments (including investments purchased, sold or held during the year) appreciated in fair value as follows:

2010

Badger Meter, Inc. common stock	$582,392
Common trust funds	1,086,567
Mutual funds	3,129,519

Net appreciation in fair value of investments	$4,798,478

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	2010	2009

Badger Meter, Inc. common stock	$29,631,557	$30,569,615
M&I Growth Balanced Portfolio	3,835,774	3,706,624
M&I Diversified Stock Portfolio	4,103,648	3,719,354
Massachusetts Mutual Unallocated Insurance Contract	17,690,419	17,107,658
Heartland Value Plus Fund	6,530,635	5,209,489

Total	$61,792,033	$60,312,740

*	Investments in fully benefit-responsive contracts are reported at contract value and other investments are reported at fair value.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 4 Investments (Continued)
The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2010 and 2009:

					Redemption
	2010	2009	Underfunded	Redemption	Notice
Investment	Fair Value	Fair Value	Commitment	Frequency	Period

Common collective trusts:
M&I Growth Balanced Portfolio (a)	3,835,774	3,706,624	—	Continuously	N/A
M&I Growth Stock Portfolio (b)	4,103,648	3,719,354	—	Continuously	N/A

Total	7,939,422	7,425,978

(a)	The M&I Growth Balanced Portfolio seeks to achieve total investment return from income and capital appreciation. The fund allocates between 50% and 70% of its assets to equity and between 30% and 50% of its assets to fixed income securities. This fund can be purchased and sold continuously.

(b)	The M&I Growth Stock Portfolio seeks to achieve investment return primarily from capital appreciation and secondarily from income. The portfolio allocates between 90% and 100% of its assets to equity securities and between 0% and 10% of its assets to fixed income securities. This fund can be purchased and sold continuously.
Note 5 Note Payable — Related Party
At December 31, 2010, the outstanding balance on the note payable to the Company was $1,536,037. The terms on the note payable require the Plan to make annual principal payments of $153,608 with the final principal payment due on December 31, 2020. Interest is payable annually with the final payment due on December 31, 2020 and is based on the one-month LIBOR rate plus 1.50% (effective rate of 2.6% at December 31, 2010). The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan. The Company is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest.
At December 31, 2009, the outstanding balance on the note payable to a bank was $584,576. During 2010, the outstanding balance was paid in full. The terms on the bank loan allowed variable payments of principal with the final principal and interest payment due April 30, 2010. Interest was payable at the prime interest rate (effective rate of .279% at December 31, 2009) or at the LIBOR rate plus 1.50% (effective rate of 1.779% at December 31, 2009). At December 31, 2009, the Plan exercised its option to designate the outstanding balance as a LIBOR rate loan to secure a fixed annual rate. The note payable was secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan. The Company had guaranteed the note payable and was obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 5 Note Payable — Related Party(Continued)
The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.
The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released are allocated to the participants’ accounts when authorized by the Company.
At December 31, the Plan’s investment in allocated and unallocated shares of Badger Meter, Inc. common stock was as follows:

	2010
	Shares	Cost	Fair Value

Allocated	548,214	$5,250,643	$24,242,023
Unallocated	121,880	$1,498,027	$5,389,534

Total	670,094	$6,748,670	$29,631,557

Per share			$44.22

	2009
	Shares	Cost	Fair Value

Allocated	658,504	$5,994,567	$26,221,629
Unallocated	109,191	561,351	4,347,986

Total	767,695	$6,555,918	$30,569,615

Per share			$39.82

In 2011, 10,735 shares of the Company’s common stock with a fair value of $474,709 were released and allocated to satisfy the Company’s 2010 matching contribution obligation. In 2010, 12,309 shares of the Company’s common stock with a fair value of $490,144 were released and allocated to satisfy the Company’s 2009 matching contribution obligation.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 6 Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 7 Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2002, stating that the Plan was qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The Plan is no longer subject to income tax examinations for the years prior to 2007.
Note 8 Related Party Transactions
The Plan holds Badger Meter, Inc. common stock. The Company is the employer and Plan Administrator. Transactions in the Company’s common stock are party-in-interest transactions.
The number of the Company’s common shares held by the Plan was 670,094 and 767,695 as of December 31, 2010 and 2009, respectively. The fair value of the shares was $29,631,557 and $30,569,615 as of December 31, 2010 and 2009, respectively. The Plan earned dividends of $365,309 in 2010. In 2010, the Plan purchased Company shares with a cost of $1,381,911, received proceeds from the sale of Company shares of $3,952,067 and realized a gain of $1,990,901 on these sales.
Certain Plan investments are units of common collective trust and mutual funds managed by the Plan’s custodian and record keeper. These investments and participant loans are party-in-interest transactions. The Plan custodian charged $2,250 in participant loan fees in 2010.
Note 9 Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted by the Plan Administrator on behalf of the collective best interest of Plan participants and beneficiaries.

Supplemental Information

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4i — Schedule of Assets (Held at End of Year)
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2010

Identity of Issue	Description of Investment	Cost	Current Value

Badger Meter, Inc. Common Stock *	Common Stock	$6,748,670	$29,631,557

Massachusetts Mutual Life Insurance Company Insurance Contract	Guaranteed Income Contract	**	19,682,537
Heartland Value Plus Fund	Mutual Funds	**	6,530,635
Marshall Small Cap Growth Fund	Mutual Funds	**	1,563,582
Marshall Government Income Fund *	Mutual Funds	**	2,790,007
Harbor International Fund	Mutual Funds	**	1,320,925
Manning & Napier Fund, Inc.	Mutual Funds	**	850,010
M&I Growth Balanced Portfolio *	Common Collective Trusts	**	3,835,774
M&I Diversified Stock Portfolio *	Common Collective Trusts	**	4,103,648
Artisan Mid Cap Value Fund	Mutual Funds	**	451,257
Fidelity Advisor Mid Cap Fund	Mutual Funds	**	2,527,299
Davis N Y Venure Fund	Mutual Funds	**	1,659,395
T Rowe Price Growth	Mutual Funds	**	1,207,646
Fidelity Freedom 2040	Mutual Funds	**	44,851
Fidelity Freedom 2050	Mutual Funds	**	110,356
Fidelity Freedom 2010	Mutual Funds	**	147,298
Fidelity Freedom 2020	Mutual Funds	**	216,466
Fidelity Freedom 2030	Mutual Funds	**	261,240
Pimco Total Return Fund	Mutual Funds	**	1,145,462
Marshall Prime Money Market *	Cash Equivalent	**	281,329
Notes Receivable from participants-
interest rate range from 3.49% to 8.25%	Participant loans	0	1,204,015

Total Assets (Held at End of Year)			$79,565,289

*	Party-in-interest.

**	Cost information not required for participant-directed investments.
See report of independent registered public accounting firm

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4j — Schedule of Reportable Transactions
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2010

					Current Value
					of Asset on
	Description of				Transaction	Net Gain or
Identity of Issue	Asset	Purchase Price	Selling Price	Cost of Asset	Date	(Loss)

Category (iii) — Series of security transactions in excess of 5% of plan assets:

Badger Meter, Inc.	Common Stock	$1,381,911	N/A	$1,381,911	$1,381,911	N/A

Badger Meter, Inc.	Common Stock Guaranteed	N/A	$3,952,067	$1,961,166	$3,952,067	$1,990,901

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan
Date: June 10, 2011	By:	/s/ Richard A. Meeusen
Richard A. Meeusen
Administrative Committee Member

	By:	/s/ Richard E. Johnson
Richard E. Johnson
Administrative Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm